Final Term Sheet

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-287714

AMERICAN TOWER CORPORATION

September 11, 2025

Issuer:	American Tower Corporation (“AMT”)

Coupon:	4.900% Senior Notes due 2030 (the “2030 Notes”) 5.350% Senior Notes due 2035 (the “2035 Notes”)

Principal Amount:

2030 Notes: $200,000,000 (which will be consolidated, form a single series and be fully fungible, with our outstanding $650,000,000 4.900% Senior Notes due 2030 issued on March 14, 2025)

2035 Notes: $375,000,000 (which will be consolidated, form a single series and be fully fungible, with our outstanding $350,000,000 5.350% Senior Notes due 2035 issued on March 14, 2025)

Maturity Date:	2030 Notes: March 15, 2030 2035 Notes: March 15, 2035

Benchmark Treasury:	2030 Notes: 3.625% due August 31, 2030 2035 Notes: 4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	2030 Notes: 100-05 3/4; 3.585% 2035 Notes: 101-28+; 4.017%

Spread to Benchmark Treasury:	2030 Notes: T + 70 basis points 2035 Notes: T + 85 basis points

Yield to Maturity:	2030 Notes: 4.285% 2035 Notes: 4.867%

Price to Public:	2030 Notes: 102.452% (plus $27,222.22 of accrued interest from September 15, 2025) 2035 Notes: 103.567% (plus $55,729.17 of accrued interest from September 15, 2025)

Ratings(1):	Baa3 (Positive) / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2030 Notes: Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2026 2035 Notes: Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2026

Make-whole Call:

2030 Notes: Prior to February 15, 2030 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2035 Notes: Prior to December 15, 2034 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:	2030 Notes: At any time on or after February 15, 2030 (one month prior to their maturity date) 2035 Notes: At any time on or after December 15, 2034 (three months prior to their maturity date)

Trade Date:	September 11, 2025

Settlement Date(2):	September 16, 2025 (T+3)

CUSIP/ISIN:	2030 Notes: 03027XCN8 / US03027XCN84 2035 Notes: 03027XCP3 / US03027XCP33

Use of Proceeds:	We intend to use the net proceeds from this offering to repay existing indebtedness under the 2021 Credit Facility and for general corporate purposes.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $587.8 million (excludes $82,951.39 of aggregate accrued interest for the 2030 Notes and 2035 Notes), after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately $547.8 million of the net proceeds to repay existing indebtedness under the 2021 Credit Facility and approximately $40.0 million for general corporate purposes.

Joint Book-Running Managers:	BBVA Securities Inc. BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Chatham Financial Securities LLC
Credit Agricole Securities (USA) Inc.
ING Financial Markets LLC
Mizuho Securities USA LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

Co-Manager:	The Standard Bank of South Africa Limited

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on September 16, 2025, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 11, 2025 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

The Standard Bank of South Africa Limited and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling BBVA Securities Inc. at 1-800-422-8692, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.